	4,238.10
Sales Revenue	247,438.07
Square Income	13,171.00
Total Income	$252,904.9
Cost of Goods Sold	
Cost of Goods Sold	
COGS - Postage/Mailing	16,503.49
Third Party Delivery	531.88
Total COGS - Postage/Mailing	17,035.3
COGS - Shipping Supplies	4,869.19
Merchant Service Fees	923.43
PayPal Fees	272.62
Square Fees	565.35
Total Merchant Service Fees	1,761.4(
Total Cost of Goods Sold	23,665.9(
Purchases	
COGS - Food Purchases	92,256.41
COGS - Packaging Costs	33,918.54
COGS - Vendor Discounts	-207.09
Total Purchases	125,967.8(
Total Cost of Goods Sold	$149,633.8:
GROSS PROFIT	$103,271.1:
Expenses	
Advertising/Promotion	25.00
Advertising & Marketing	5,804.81
Promotional Supplies	764.36
Social Media Storage	42.36
Trade Shows & Sales Events	
Supplies for Events	803.19
Trade Show	11,661.94
Total Trade Shows & Sales Events	12,465.1:
Total Advertising/Promotion	19,101.6(
Amazon charges	
Co op Deductions	1,871.85
Damage Allownace	178.26
Dunnage not compliant	25.00
Fulifllment/Distributor Shipping Cost	1,091.54
Late PO acknowledgement	1.46
Misc Charge	102.83
On-Time Non-Compliance	39.14